Filed Pursuant to Rule 253(g)(2)

File No. 024-10713

MOGULREIT II, INC.

SUPPLEMENT NO. 9 DATED MAY 20, 2020

TO THE OFFERING CIRCULAR DATED OCTOBER 17, 2019

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we,” “our,” “us” or the “Company”), dated October 17, 2019, as filed by us with the Securities and Exchange Commission on October 17, 2019 (the “Offering Circular”), as supplemented by the supplements dated October 29, 2019, December 6, 2019, December 16, 2019, December 30, 2019, January 31, 2020, March 31, 2020, April 30, 2020 and May 8, 2020. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update our plan of operation.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Acquisitions”:

Brooklyn Portfolio – Brooklyn, New York

As previously disclosed, on November 30, 2017, we acquired a $3,000,000 joint-venture limited partnership equity investment in connection with the refinancing of a 112-unit multifamily portfolio of apartment buildings in Brooklyn, New York. This investment was funded with a loan from Realty Mogul Commercial Capital, Co. As previously communicated, the original business plan for the portfolio was to execute tenant buyouts to vacate rent-stabilized units, renovate such units and re-lease them at higher market rents; however, this business plan has been paused due to the new rent control laws in New York, which have disincentivized such business plans by capping potential rent increases on the tenancy. As such, the real estate company sponsoring this transaction has been leasing, and will continue to lease, units in accordance with the legal rents set by the New York Rent Guidelines Board. The portfolio was 96% occupied as of March 2020, and there were four vacant units in the 112-unit portfolio.

The Brooklyn portfolio has been impacted significantly by the coronavirus (COVID-19) pandemic. As of April 2020, 61% of rents associated with the portfolio have been collected, and the state of New York has enacted a moratorium on evictions until at least June 2020. As a result, the lender in connection with the transaction offered a loan forbearance agreement to defer mortgage payments, which the real estate company accepted in April 2020. Principal and interest payments are deferred until October 2020 at which time normal payments will resume. The six principal and interest payments not paid during this forbearance time period will be added to the loan balance which is payable at loan maturity and can be prepaid at any time without penalty.